PALADIN REALTY INCOME PROPERTIES, INC.

November 30, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

RE:	Paladin Realty Income Properties, Inc.
Post-Effective Amendment to Form S-11
Registration No. 333-113863
Filed on November 20, 2007

Ladies and Gentlemen:

In connection with the declaration of effectiveness of Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 filed by Paladin Realty Income Properties, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the above-referenced filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Paladin Realty Income Properties, Inc.

By:	/s/ John A. Gerson
John A. Gerson Chief Financial Officer

cc:	Mr. Michael McTiernan